FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 4, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1 99.2 99.3
Description
Notice of Change of Auditors of Banro Corporation dated April 27, 2009
BDO Dunwoody LLP Letter dated April 28, 2009 regarding Notice of Change of Auditors of Banro Corporation
Deloitte & Touche LLP Letter dated April 30, 2009 regarding Notice of Change of Auditors of Banro Corporation

EXHIBIT 99.1

BANRO CORPORATION

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E3

CHANGE OF AUDITORS NOTICE

This notice is provided by Banro Corporation (the “Company”) pursuant to the requirements of section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”).

At the request of the Company, BDO Dunwoody LLP (“BDO”), Chartered Accountants, have resigned as the auditors of the Company. Such resignation was effective April 27, 2009.

The board of directors of the Company has appointed Deloitte & Touche LLP, Chartered Accountants, as the new auditors of the Company to fill the vacancy created by the resignation of BDO.

The resignation of BDO as auditors of the Company and the appointment of Deloitte & Touche LLP as the successor auditors of the Company, have been considered and approved by the board of directors of the Company on the recommendation of the audit committee of the board of directors of the Company.

There were no reservations in BDO’s report on any of the financial statements of the Company relating to the period commencing on January 1, 2007 and ending on the date of BDO’s resignation as auditors of the Company.

There were no “reportable events” (as such term is defined in NI 51-102) prior to the resignation of BDO as auditors of the Company.

DATED the 27th day of April, 2009.

BANRO CORPORATION
Per:	(signed) “Donat K. Madilo”
Name: Donat K. Madilo
Title: Chief Financial Officer

EXHIBIT 99.2

BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: 416.865.0200
Fax: 416.865.0887

www.bdo.ca

April 28, 2009

Alberta Securities Commission
4th Floor, 300-5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Manitoba Securities Commission
500-400 St. Mary Avenue
Winnipeg, MB R3C 4K5

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON, M5H 3S8

New Brunswick Securities Commission
133 Prince William St., Suite 606
Saint John, NB E2L 2B5

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NB B3J 3J9

Prince Edward Island
Attorney General Securities Division
95 Rochford Street, 4th Floor Shaw Building
Charlottetown, PEI C1A 7N8

Securities Commission of Newfoundland
and Labrador
P.O. Box 8700, 2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6

Dear Sirs:

Re: Banro Corporation

We have read the Notice of Change of Auditors of Banro Corporation dated April 27, 2009 ("Notice") delivered to us pursuant to Section 4.11 of National Instrument 51-102. We confirm that we are in agreement with the information contained in the Notice.

Yours very truly,

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

EXHIBIT 99.3